CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

January 7, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Amendment No. 3 to the Registration Statement on Form S-4

Filed December 18, 2024

File No. 333-282600

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 2, 2025 (the “Comment Letter”), in respect of CID Holdco, Inc and SEE ID, Inc.’s (together, “we”, “us”, “our” or the “Registrant”) Amendment No. 3 to the Registration Statement on Form S-4, filed with the Commission on December 18, 2024 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers about the Proposals, page xvi

1.	Staff’s comment: Please update your disclosure in footnote (1) to the tables on pages xvi and 17 to indicate 349,505 shares of the Company’s common stock were exercised in connection with the extension amendment proposal approved at the special meeting on November 19, 2024, if true.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xvi and 17 of the Amendment.

Summary of the Proxy Statement/Prospectus

After the Business Combination, page 8

2.	Staff’s comment: Please revise footnote (5) to the table to accurately reflect the number of pro forma shares allocated to the former SEE ID stockholders.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amendment.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 16

3.	Staff’s comment: Please revise the second bullet point to accurately reflect the maximum redemption scenario.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 142

4.	Staff’s comment: Please explain pro forma adjustment S to the unaudited pro forma condensed combined balance sheet as of September 30, 2024.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the pro forma balance sheet on pages 142 and 143 of the Amendment. The Registrant respectfully advises the Staff that we removed the adjustment ’S’ debit from the Temporary Equity section in all scenarios. Adjustment ’S’ is included in Cash and Additional Paid-in Capital to show the impact on cash of $3,849,885 of actual redemptions which took place on November 19, 2024.

5.

Staff’s comment: Please revise your balance sheet adjustments so that they balance, i.e. the credits and debits net to zero. In this regard, it is unclear why adjustment D1 to temporary equity appears under all of the scenarios. It is also unclear why the amount of adjustment D1 was not reduced to reflect the post-balance sheet redemption.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142 and 143 of the Amendment. The Registrant respectfully advises the Staff that in the revised pro forma balance sheet, adjustment ’S’ has been removed from the Temporary Equity section which was the cause of the imbalance. In all scenarios, adjustment ‘D1’, the Class A common stock subject to possible redemption, in the Temporary Equity section will no longer exist. The Temporary Equity section must be considered in conjunction with D1-D5 in the Cash and Additional paid-in capital sections where the conversion of such temporary equity into Additional paid-in capital or reduction of cash is reflected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of See ID, page 182

6.	Staff’s comment: We note your revisions in response to prior comment 6. Please use the as of date for balance sheet account column headings.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 182 of the Amendment.

7.

Staff’s comment: We note the balance of SAFE agreements increased from $4,602,950 at December 31, 2023 to $22,664,606 at September 30, 2024. Please fully describe the nature of the increase. As part of your detailed description explain how much of the increase is attributable to new issuances and how much is attributable to the revaluation of the SAFE agreements and discuss the significant factors impacting the increase in estimated fair value.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 183 of the Amendment.

Note 5 - Related Party Transactions

Convertible Promissory Note - Related Party, page F-17

8.

Staff’s comment: We note your disclosure that you issued a promissory note in the amount of $100,000 to the Sponsor on August 14, 2024. Please revise or remove disclosure in regard to the conversion feature, as necessary.

Response: The Registrant respectfully acknowledges the Staff’s comment has revised the disclosure on page F-17 of the Amendment.

Administrative Service Fee, page F-18

9.	Staff’s comment: Please tell us why the amount of administrative service fee outstanding as of December 31, 2023 disclosed here is $118,272 while $113,945 is disclosed in note 6 to the December 31, 2023 audited financial statements.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the difference between 118,272 and 113,945 is an immaterial amount of 4,327 outstanding under legacy loan from the related party that was grouped with the amount due to the related party for comparative amount as at December 31, 2024, subsequent to filing the Annual Report on Form 10-K for 2023.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

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